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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the date of December 2, 2002

Centerpulse Ltd.
(Translation of registrant's name into English)

Andreasstrasse 15
CH-8050 Zurich
Switzerland
(Address of principal executive office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

        Centerpulse Ltd. is filing this Report on Form 6-K to furnish the media release announcing that it has entered into a definitive agreement to sell the businesses operated by Sulzer Carbomedics Inc. and Sulzer Mitroflow Corp., which media release is attached hereto as Exhibit 99.1

        Centerpulse Ltd. hereby incorporates this Report on Form 6-K by reference into the Registration Statements on Form S-8, No. 33-8300, No. 333-76280 and No. 333-85388.

99.1	Media Release, dated November 27, 2002, announcing that Centerpulse Ltd. has entered into a definitive agreement to sell the businesses operated by Sulzer Carbomedics Inc. and Sulzer Mitroflow Corp.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CENTERPULSE LTD.
By:	/s/ DAVID S. WISE David S. Wise Authorized Representative

Date: December 2, 2002

EXHIBIT INDEX

Exhibit	Description
99.1	Media Release, dated November 27, 2002, announcing that Centerpulse Ltd. has entered into a definitive agreement to sell the businesses operated by Sulzer Carbomedics Inc. and Sulzer Mitroflow Corp.

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SIGNATURES
EXHIBIT INDEX